

November 27, 2013

Via E-mail
Mr. Jimmy Yee
Chief Financial Officer
GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

> **Re:** **GEO JS Tech Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 19, 2013**
> **File No. 333-190941**

Dear Mr. Yee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business page 19

1. We note your response to comment 8 from our letter dated September 26, 2013. For each of your properties please disclose the type of right or claim, such as placer or lode, State or Federal, patented or unpatented, lease or concession and include certain identifying information such as claim numbers, grant numbers, mining concession name or number, and recording and expiration dates.

2. We note your response to comment 9 from our letter dated September 26, 2013 and we partially reissue the comment. Please disclose the selling price associated with each of these transactions and clarify if the material was removed from your property or purchased from a third party.

3. We note your use of the term ore in your disclosure. The term ore is synonymous with the term reserve pursuant to paragraph (a) (1) of Industry Guide7. Please revise to remove the term ore from your filing until you have defined a mineral reserve.

4. We note your disclosure regarding the exploration of other project sites located in San Simon, San Quintin, Ensenada, Baja California, Mexico and that you are exploring potential new mines in the Manzanillo, Colima, Mexico region. Please clarify your activities in each of these locations and tell us if these projects are different than the activities previously disclosed for El Sara, Marias, PILO PAO 1, and PILI PAO 2.

5. We note your disclosure on page 19 regarding the cost and royalty of additional land rights. Please tell us if you control these rights and, if not, the basis for disclosing this information.

6. We note your response to comment 13 from our letter dated September 26, 2013 and we partially reissue the comment. In this regard we note the potential reserve disclosed on page F-8 of your financial statements.

7. Additionally, please be advised that as a company incorporated in Texas your mineral property reporting requirements should comply with Industry Guide 7 and not National Instrument 43-101.

8. We note your response to comment 14 from our letter dated September 26, 2013 and we reissue the comment. Please note your reference to the development of a geological and structural model on page 23 of your revised disclosure.

9. For each of your properties please disclose if a member of your management team has visited the property.

10. We note your response to comment 20 from our letter dated September 26, 2013 and we partially reissue the comment. Please revise to give a general estimate of your sales to China versus other geographic locations.

11. We note your response to comment 21 from our letter dated September 26, 2013 and we reissue the comment. Revise to discuss the distribution methods of your product. See Item 101(h)(4)(ii) of Regulation S-K. In this regard, we note that the disclosure that you "will be able to deliver product to China at a lower cost and shorter delivery time" remains in your prospectus and the referenced disclosure under "Our Strategy" and "Iron Ore Mining and Marketing" does not address movement of your product.

Joint Ventures, page 20

12. We note your revised disclosure in response to comment 22 from our letter dated September 26, 2013. Please revise to clarify the meaning of "necessary and proper to maintain continuity of the joint venture."

13. We note your disclosure here that you deposited $ 100,000 for a 50% mining concession rights in the Marias property. We also note your disclosure here that you have recorded the payments made to your joint ventures as exploration cost due to the highly unpredictable legal process in Mexico. However, it appears from your disclosures in Note 3 on page F-15 that these payments are recorded as prepayments in your financial statements. If the payment represents exploration cost as you have disclosed here, such costs should be expensed as incurred. Please clarify what these payments represent and disclose here whether this payment is considered a) capital contribution; b) your share of the joint venture expenses in accordance with the joint venture agreement (Exhibit 10.1); or c) exploration cost. Tell us how your presentation of these deposits in the financial statements is appropriate. Revise your financial statements and disclosures as appropriate to provide consistent disclosures.

14. We note your response to comment 34 from our letter dated September 26, 2013 did not fully address the issues. Thus, this comment is reissued. Please revise to disclose in detail the ownership in the joint ventures with Groupo Santander SA DE CV and Geo Iron Resource DE CV. Please ensure to include the details of your ownership, your shareholders, related and unrelated parties in each of these joint ventures.

Plan of Operations page 28

15. We note your response to comment 23 from our letter dated September 26, 2013 and we reissue the comment. In this regard we note the production estimates on page 30 of your revised disclosure.

Employees and Contractors, page 31

16. We note your revised disclosure in response to comment 26 from our letter dated September 26, 2013 and we partially reissue the comment. Please revise to clearly state the total number of employees employed by the company as required by Item 101(h)(4)(xii) of Regulation S-K.

Results of Operations, page 32
For the three and six months ended September 30, 2013 compared to the three and six months ended September 30, 2012, page 32

17. We note your current disclosure does not include discussion of the material changes in your results of operations during the six months ended September 30, 2013 compared to the corresponding year-to-date period of the preceding fiscal year i.e., six months ended September 30, 2012 as required by Item 303(b) of Regulation S-K. Please revise.

18. We note your revisions in response to comment 28 from our letter dated September 26, 2013 did not fully address the issues noted. Thus, we are reissuing our comment. Please expand your discussion of results of operations for each period presented to describe and quantify underlying material activities that generate revenue and cost variances between

periods presented. To enhance an investor's understanding of your business provide a narrative discussion of the extent to which changes in net revenues and cost of sales attributable to changes in prices or to changes in the volume. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04

Relationships and Related Party Transactions, page 37

19. We note your revised disclosure in response to comments 35 and 36 from our letter dated September 26, 2013. Please revise to provide the information required under Item 404(d) of Regulation S-K for the past three fiscal years and the current fiscal year. See Instruction 1 to Item 404. Also clarify your references to loans from unrelated parties. Identify these parties if required pursuant to Instruction 1 to Item 404(a) of Regulation S-K. For each loan, provide the information required by Item 404(a)(5) of Regulation S-K.

Financial Statements

Statements of Cash Flows for the Years Ended March 31, 2013 and 2012, page F-7

20. We note your reclassification of the line item "Forfeiture of common stock", in an amount of $397,500, from cash flows from operating activities to cash flows from financing activities. We also note your response to comment 42 from our letter dated September 26, 2013 that when the forfeiture of common stock was confirmed, you credited a note receivable or an asset and debited the corresponding common stock and paid in capital. It appears to us that the presentation of these non-cash transactions in the financing activities is not appropriate. Such non-cash transactions can be disclosed in supplemental schedule of non-cash investing and financing activities. Please revise or advise. Refer to FASB ASC 230-10-50-3.

21. We note your response to comment 43 from our letter dated September 26, 2013. However, we note that disclosures have not been revised as stated in your response. Thus, the comment is reissued. Please explain the line item "Other current liabilities" reported for the year ended March 31, 2012 and reconcile the amount to the change in line items reported in your balance sheets.

Notes to Financial Statements for the Years Ended March 31, 2013 and 2012
Note 2. Summary of Significant Accounting Policies, page F-8

22. We note your response to comment 45 from our letter dated September 26, 2013 did not fully address the issues. Thus, the comment is partially reissued. Please revise to:
   a) Clarify whether GEO JS Tech Group Corp., Groupo Santander SA DE CV and GEO Iron Resource DE CV are entities under common control.

Jimmy Yee
GEO JS Tech Group Corp.
November 27, 2013
Page 5

> b) Disclose (i) your contribution, investment and ownership in each of the joint ventures separately and (ii) how you account for your interest in joint ventures with Groupo Santander SA DE CV and GEO Iron Resource DE CV (i.e.. consolidation or equity method) and how it is appropriate.
>
> c) Disclose in MD&A how the operations of GEO Iron Resource DE CV and Groupo Santander SA DE CV have been reflected in your financial statements.

Note 2 (j) Revenue Recognition, page F-10

> 23. Based on your disclosures on page 35, it is not clear whether your revenue includes shipping charges and insurance costs. Please clarify. In addition, please expand your accounting policy disclosure to provide how you account for the insurance and shipping costs for the delivery of goods to your customers.

Note 6. Related Party Transactions, page F-16

> 24. In fiscal year 2012, you paid $4.56 million production cost to Pan American Mineral Ventures, S.A. DE C.V. In fiscal year 2013, you paid $4.06 million production cost to GEO Iron Resource S.A. Please expand your disclosure to describe the nature of the production cost and in which financial statement line item you recorded such cost.

Interim Financial Statements for the Six Months Ended September 30, 2013 and 2012

Statements of Cash Flows for the Six Months Ended September 30, 2013 and 2012, page F-6

> 25. It appears that you have included statements of cash flows for the three months ended September 30, 2013 and 2012 and omitted the required statements of cash flows for the six months ended September 30, 2013 and 2012. For example, the net losses included in the cash flows from operating activities reflect the losses for the three months ended September 30, 2013 and 2012 as disclosed on page F-4. Please revise to provide the statements of cash flows for the six months ended September 30, 2013 and 2012 as required by Rule 8-03 of Regulation S-X. Please also update the liquidity and capital resources discussion for the six months ended September 30, 2013 on page 33.

Notes to Financial Statements for the Periods Ended September 30, 2013 and 2012

Note 9. Common Stock, page F-17

> 26. We note your response to our comment 49 from our letter dated September 26, 2013. However, to enhance reader's understanding of your valuation and accounting for the acquisition of assets and services in exchange for the common stock, please address the following:
>
> a) Tell us and disclose the basis for valuation of shares and the corresponding assets and services recorded.

b) We note that you issued on May 18, 2013, 17,000,000 shares of valued at $1,700,000 or $.10 per share in exchange for legal and professional services. Considering your shares are not traded, please specifically address how you complied with the guidance in FASB ASC 505-50-30-2 and 505-50-30-6 and demonstrate to us how your valuation and accounting for of shares issued in exchange for services is appropriate.

c) We note that you issued on May 18, 2013, 90,000,000 shares of common stock valued at $950,000 or approximately $ .01 per share to acquire mining rights for three lots of mines, mining machinery and equipment located in Mexico from of Geo Iron Resource S.A and Groupo Santander SA DE CV. Considering your disclosure that (i) one of your shareholders owned 51% of Geo Iron Resource S.A and 38,000,000 shares or 76% of shares issued to acquire the assets from Geo Iron Resource S.A were issued to your shareholders and (ii) one of your shareholder owned 62% of Groupo Santander SA DE CV and he received 25,050,000 shares or 63% of shares issued to acquire the assets from Groupo Santander SA DE CV, it appears to us that the assets acquired from Geo Iron Resource S.A and Groupo Santander SA DE CV should be recorded at the transferors' historical cost basis in accordance with SAB Topic 5.G. Please revise the financial statements and disclosures as appropriate or explain to us how your valuation and accounting for the transactions are appropriate.

27. We note your response to the second bullet point of comment 49 from our letter dated September 26, 2013 regarding the classification of your prepayments. However, we note the consideration relates to acquisition of (a) mining rights and equipment which are considered long term assets and (b) services to be provided through 2014. Considering such acquired assets and services are not reasonably expected to be realized or consumed within one year or a normal operating cycle of the business, they should be classified as non-current assets. Accordingly, it appears to us your financial statements and disclosures should be revised to present these prepayments as (i) mining rights (ii) machinery and (iii) the value of services to be provided beyond one year as long term prepayments and appropriately classified in non-current assets. Please revise or advise. Refer to FASB ASC 210-10-45-4 for further guidance.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Leonard E. Neilson, Esq.
        Leonard E. Neilson, P.C.